UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                            STRATOSPHERE CORPORATION
    -------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  86 3106 308
                          -----------------------------
                                 (CUSIP Number)


                                   Bob Stupak
                                910 Rancho Circle
                             Las Vegas, Nevada 89107
                                 (702) 383-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Received Notices and Communications)

                                 December 2, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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        1      NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Bob Stupak
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        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
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        3      SEC USE ONLY

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        4      SOURCE OF FUNDS*
               Not applicable
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        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
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        6      CITIZENSHIP OR PLACE OF ORGANIZATION              U.S.
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NUMBER OF SHARES         (7)     SOLE VOTING POWER                    1005
BENEFICIALLY             (8)     SHARED VOTING POWER                     0
OWNED BYEACH REPORTING   (9)     SOLE DISPOSITIVE POWER               1005
PERSON WITH              (10)    SHARED DISPOSITIVE POWER                0

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        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               1,005

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        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES* [ ]
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        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               currently less than 5%

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        14     TYPE OF REPORTING PERSON*
               INDIVIDUAL

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                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                              EXPLANATORY STATEMENT

        This Amendment No. 9 ("Amendment No. 9") amends, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by Bob Stupak ("Mr. Stupak") and Las Vegas Vacation Club, Inc., a Nevada corporation ("LVVC" and collectively with Mr. Stupak, the "Reporting Persons", or the "Stupak Affiliates"), dated April 29, 1998, as previously amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Stratosphere Corporation, a Delaware corporation (the "Issuer" or the "Company"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

        This Amendment No. 9 is being filed for the purpose of reporting open market transactions involving the sales, transfers and intended purchases of Common Stock by the Reporting Person and an agreement entered into by the reporting Person that has affected his ownership of Common Stock. The filing of this amendment is not, and should not be deemed to be, an admission that such an amendment is required to be filed.

ITEM 1.  SECURITY AND ISSUER

       This statement relates to common stock, par value $.01 per share ("Shares"), of Stratosphere Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2000 Las Vegas Boulevard South, Las Vegas, Nevada 89104.

ITEM 2.  IDENTITY AND BACKGROUND

        Item 2 of the Schedule 13D is hereby amended and restated as follows:

        This Schedule 13D is filed on behalf of Bob Stupak (a "Reporting
Person")



     LVVC. LVVC is a Nevada corporation whose principal business was the monitoring and administration of vacation club packages that were transferred to Stratosphere Hotel & Casino, as well as ownership of the common stock of the Issuer. The business address of LVVC is 1213 Las Vegas Boulevard South, Las Vegas, Nevada 89104.

        Stupak. The business address of Mr. Stupak is 1213 Las Vegas Boulevard South, Las Vegas, Nevada 89104. Mr. Stupak is a citizen of the United States.

     During the past five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining futureviolations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSISERATION
          N/A

ITEM 4.  PURPOSE OF TRANSACTION

       Item 4 is hereby amended and supplemented by adding the following:

     As of September 27, 1998, the date the Issuer emerged from Bankruptcy, the Reporting Persons, LVVC and Stupak, had transferred to the Issuer their existing Common Shares of the Issuer. In addition, the Bondholders of the Issuer's Bonds exchanged their Bonds on a ratio of $10,000 in Bonds for 100 shares of Common Stock of the Issuer, providing Reporting Person with 1,005 shares of Common Stock of the Issuer.

     In his endeavors to participate in the future of the Issuer, the Reporting Person has attempted to acquire additional interest in the Issuer and will continue to do so; however, due to the control asserted by the market maker, Knight Securities, the Reporting Person's bid for stock has been refused, even though such bids were higher than the subsequent selling price for the stock. It appears, in the opinion of the Reporting Person that Knight Securities is not acting to the benefit of the present shareholders that are willing to sell. The end result of which the best interest of shareholders are not being served by the purchasing price of the Issuers Common Stock.

     As previously disclosed in prior filings by the Reporting Person, The Reporting Person was continuously troubled by what he perceived to be a growing conflict-of-interest between the objectives of Grand Casinos management and the best interests of the Issuer and its minority shareholders, and to that end the Reporting Person is of the current belief that existing management is paralleling that of Grand Casinos management. As Chairman of the Board of the Company, a position the Reporting Person held from the inception of the Company until his resignation, July 1996, the Reporting Person continuously voiced his dismay over certain decisions of the Grand Casino management. (See Comments of the Reporting Person in 13D filed as early as 1996.) The current controlling shareholder continues to follow the direction of its past controlling shareholder, Grand Casinos.

     Although hotel occupancy has increased, casino revenues are lax and are not achieving the performance required for a successful gaming operation. Management's policy of substantially lowering betting limits and changing betting odds that are unfavorable to the player/customer has caused a loss of many premium players who previously participated in gaming activities of the Stratosphere.

     Publicly posted odds of 100x odds on craps and only offering 10x odds is confusing and an unsuitable method of operation and dangerous to customer relations.

     The Reporting Person submitted a written request through his attorney to Carl C. Icahn (See Exhibit A-Letter dated April 20, 1998) to be a member of the new board of directors so that the company can utilize his experience as the sole operator of the existing Stratosphere property dating back to 1973 until 1995. Carl C. Icahn notified the Reporting Person in writing on April 27, 1998 (See Exhibit B) that, "Subsequent to receipt of your letter, we had already proposed a list of directors to be nominated for the reorganized Stratosphere corporation." By virtue of Mr. Ichan's response he declined to utilize the approximate 20 years of gaming expertise and experience of the Reporting Person at the Stratosphere Property owned and operated by the issuer.

     Unless the above policy of management and marketing activity is improved, the best interest of the minority shareholders will be in continuous jeopardy, not unlike their perilous situation with Grand Casinos as controlling shareholder.
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER        Item 5 of the Schedule
13D is hereby amended and restated as follows:         As of May 12, 1998,
the Reporting Persons were the beneficial owner of 3,000,000 shares of Common Stock, which represented approximately 5.1% of the outstanding Common Stock of the Issuer.

        Pursuant to the terms of the Settlement Agreement and Release (the "Settlement Agreement") with respect to voluntary petitions for Chapter 11 Reorganization (the "Bankruptcy"), pursuant to the United States Bankruptcy Code that were filed by the Issuer and its subsidiary, Stratosphere Gaming Corp. ("SGC"), with the United States Bankruptcy Court for the District of Nevada (the "Bankruptcy Court"); the Reporting Persons was transferred the existing shares owned by the Reporting Persons to the Issuer; Because the reporting person was a bond holder the reporting person received approximately 1,005 on a pro rata bases with the other shareholders shares of the Issuer concurrent with Issuer emerging from the Bankruptcy.

     As a result of the transfer of all the shares of Common Stock owned by LVVC, LVVC will no longer be a Reporting Person for purposes of this and all future filings.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 is hereby amended and supplemented by adding the following:

        On June 9, 1998, the Bankruptcy Court entered an order (the Confirmation Order") confirming the Restated Second Amended Plan of Reorganization filed by the Debtors (the "Restated Second Amended Plan"). On October 14, 1998, the Restated Second Amended Plan became effective. All material conditions precedent to the Restated Second Amended Plan became binding on or before September 27, 1998. Accordingly, the Issuer emerged from its Chapter 11 proceedings resulting in a new reporting entity with no retained earnings or accumulated deficit as of September 27, 1998.

Item 7  EXHIBITS

     Exhibit A -    Letter dated April 20, 1998
     Exhibit B -    Letter dated April 27, 199

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        December 2, 1998                      /s/  BOB STUPAK
        -------------                     --------------------------------
            Date                               Bob Stupak

                                 EXHIBIT A




                              J H
                        JIMMERSON HANSEN
                        Attorneys at Law


                         April 20, 1998



VIA FACSIMILE 847/733/0339 and
 EXPRESS MAIL

HIGH RIVER LIMITED PARTNERSHIP
AMERICAN REAL ESTATE PARTNERS, LP
c/o ICAHN ASSOCIATES GROUP
Attn: Mr. Carl Icahn
767 Fifth Avenue
New York, NY 10153

Dear Mr. Icahn:

     Mr. Bob Stupak has requested that I formally write this letter to you in your capacity as the representative for High River Limited Partnership, American Real Estate Partners, LP, one of the holders of a substantial principal amount of the Original First Mortgage Notes issued by Stratosphere Corporation. Mr. Stupak is not only a modest bondholder but also the founder and visionary of the Stratosphere. His long-term association there translates directly to his deep commitment and desire for the Stratosphere's future success. Mr. Stupak wishes to advise you of his continuing interest in the Stratosphere and his hopes that it grows into the outstanding success that he intended it to be.

     Since nominations for individuals to serve on the Board of the Reorganized Debtor are due April 27, 1988 (sic), Mr. Stupak respectfully requests that you consider him for a position as a member of the Board of Directors for the new Stratosphere. Mr. Stupak does not believe this will pose any problem since the outstanding issues between the Stratosphere, Grand Casinos and Mr. Stupak are basically resolved.

     His previous 22 years of experience operating in that very special location would make him a unique and valuable asset to the Company. Mr. Stupak can certainly offer his seasoned opinions in connection with your selection of a Management Team. His experience would prove particularly useful for increasing gaming revenues at that location as he has proven for over 20 years. Finally, he can be an ideal liaison between the Stratosphere and the City of Las Vegas, with whom he has built a positive relationship over the past two decades.

April 20, 1998
Mr. Carl Icahn
Page -2-
______________________


     If you support his request, Mr. Stupak will certainly make every effort to serve the Company's best interests as only he can. If in your opinion he should not live up to his potential usefulness, he promises to resign immediately with neither ill will nor rancor.

     Do not judge Mr. Stupak based solely upon what you read or hear about him but by the outstanding growth he has enjoyed at the Stratosphere location since 1973. There is no substitute for a direct meeting so that you can formulate your own opinions about Mr. Stupak. To that end, Mr. Stupak is more than willing to attend a personal meeting to answer any questions and to offer his opinions. Please feel free to contact him either through my office or directly at 702/592/4425.

     A prompt reply would be greatly appreciated.

                                   Most Sincerely,

                                   JIMMERSON HANSEN


                                   s/John R. McMillan
                                   John R. McMillan, Esq.

JRM:Mck

                                 EXHIBIT B




                               CARL C. ICAHN




                              April 27, 1998


VIA FACSIMILE 702/387-1167


John R. McMillan, Esq.
Jimmerson Hansen
201 Las Vegas Blvd. South
Suite 200
Las Vegas, NV 89101

Dear Mr. McMillan,

     Thank you for your letter of April 20, 1998, expressing Mr. Bob Stupak's interest in being considered for a position as a member of the Board of Directors for the new Stratosphere.

     However subsequent to receipt of your letter, we had already proposed a list of directors to be nominated for the reorganized Stratosphere Corporation.

     Thank you again for your interest.


                              Sincerely,


                              /s/Carl C. Icahn





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